Exhibit 1

2008 THIRD QUARTER RESULTS

		Third quarter			Third quarter
Stock Listing Information		2008	2007	% Var.	2008	2007
	Net sales	5,787	6,101	(5%)	% of Net Sales
NYSE (ADS)	Gross profit	1,930	2,017	(4%)	33.3%	33.1%
Ticker: CX	Operating income	818	940	(13%)	14.1%	15.4%
	Majority net income	200	780	(74%)	3.5%	12.7%
MEXICAN STOCK EXCHANGE	EBITDA	1,303	1,361	(4%)	22.5%	22.3%
Ticker: CEMEX.CPO	Free cash flow after maintenance capital expenditures	957	964	(1%)	16.5%	15.8%

Ratio of CEMEX.CPO to CX= 10:1	Net debt	16,393	19,156	(14%)
	Net debt/EBITDA	3.4	3.6
	Interest coverage	4.8	6.9
	Earnings per ADS	0.26	1.04	(75%)
	Average ADSs outstanding	777.4	750.9	4%

	In millions of US dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions.

Consolidated net sales decreased to US$5,787 million, representing a decrease of 5% over those of third quarter 2007, mainly as a result of lower volumes which were partially mitigated by better supply-demand dynamics in most of our markets. The infrastructure sector was the main driver of demand in most of our markets.

Cost of sales as a percentage of net sales decreased 0.3 percentage points during the quarter, from 66.9% to 66.6%, due mainly to higher energy, electricity, and transportation costs mitigated by the sale of emission allowances, as described in the last page of this report.

Selling, general, and administrative (SG&A) expenses as a percentage of net sales increased 1.5 percentage points during the quarter, from 17.7% to 19.2%, mainly as a result of an increase in distribution expenses and lesser economies of scale due to lower volumes, which were partially mitigated by our cost-reduction initiatives.

EBITDA decreased 4% during the quarter compared with the same period last year, reaching US$1,303 million, mainly due to the exclusion of our Venezuelan operations starting August 1. EBITDA margin increased 0.2 percentage points, from 22.3% in the third quarter of 2007 to 22.5% this quarter, due to better supply-demand dynamics in most of our markets as well as our cost-reduction initiatives.

Gain (loss) on financial instruments for the quarter was a loss of US$271 million resulting mainly from our peso/US dollar cross-currency swaps and equity forward derivatives related to Axtel shares offset in part by the increase in the yen long-term interest rates embedded in our perpetual instruments.

Majority net income decreased 74% to US$200 million in third quarter of 2008 from US$780 million in the same period a year ago. The decrease in majority net income is explained by a decrease in operating income, a decrease of US$105 million in monetary position gain as inflationary gains are no longer being recognized under Mexican FRS during low inflation periods, as well as by foreign exchange and marketable securities losses.

Investor Relations
In the United States 1 877 7CX NYSE	Net debt at the end of the third quarter was US$16,393 million, representing a decrease of US$1,200 million during the quarter. The net-debt-to-EBITDA ratio reached 3.4 times at the close of the third quarter of 2008 compared with 3.5 times at the close of the second quarter of 2008. Interest coverage reached 4.8 times at the close of the quarter, up from 4.4 times last quarter.
In Mexico 52 (81) 8888 4292
E-Mail ir@cemex.com www.cemex.com

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 1
and other important disclosures.

EBITDA and Free Cash Flow(1)

	Third quarter			January – September
	2008	2007	% Var.	2008	2007	% Var.
Operating income	818	940	(13%)	2,166	2,343	(8)%
+ Depreciation and operating amortization	485	421		1,445	1,079
EBITDA	1,303	1,361	(4%)	3,611	3,421	6%
- Net financial expense	188	263		672	450
- Maintenance capital expenditures	170	165		400	394
- Change in working capital	(5)	(4)		231	525
- Taxes paid	40	31		263	269
- Other cash items (net)	(47)	(58)		(128)	(71)
Free cash flow after maintenance capital expenditures	957	964	(1%)	2,173	1,854	17%
- Expansion capital expenditures	386	430		1,312	919
Free cash flow	571	534	7%	861	935	(8%)
In millions of US dollars.

During the quarter, free cash flow after expansion capital expenditures of US$571 million plus net proceeds from the realization of gains on our capital hedge program of about US$300 million were used as follows: US$652 million to reduce debt, however, net debt was reduced by US$1,200 million as a result of foreign-exchange conversion effects from a weaker euro in the amount of US$548 million, and the balance for other uses, mainly investments.

Debt-Related Information

	Third quarter			Second quarter		Third quarter
	2008	2007	% Var.	2008		2008	2007
Total debt (2)	17,928	20,534	(13%)	18,587	Currency denomination
Short-term	21%	12%		20%	US dollar	79%	76%
Long-term	79%	88%		80%	Euro	21%	24%
Cash and cash equivalents	1,390	1,281	9%	712	British pound	0%	0%
Fair value of cross-currency swaps (2)	144	98		282	Yen	0%	0%
Net debt (2)	16,393	19,156	(14%)	17,593	Other	0%	0%

Interest expense	197	282	(30%)	233	Interest rate
Interest coverage (3)	4.8	6.9		4.4	Fixed	24%	32%
Net debt/EBITDA (1) (3)	3.4	3.6		3.5	Variable	76%	68%
In millions of US dollars, except ratios.

During the quarter, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program (“Certificados Bursátiles de Corto Plazo”), having an outstanding amount of MXN1.7 billion at the end of the quarter. The notes issued were swapped to US dollars at a weighted-average rate of LIBOR minus 2 basis points.

___________________________

(1)
EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican Financial Reporting Standards. Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican Financial Reporting Standards cash-flow measures to present as comparable to EBITDA or free cash flow.

(2)	For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps (“CCS”) associated with debt.

(3)
For calculating our financial ratios (Net Debt/EBITDA and Interest Coverage), we will continue using inflationary accounting and other adjustments in accordance with our contractual obligations under our loan facilities.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 2
and other important disclosures.

Equity-Related Information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	7,773,524,476

Exercise of stock options not hedged	1,603,638
Less increase (decrease) in the number of CPOs held in subsidiaries	(369,024)

End-of-quarter CPO-equivalent units outstanding	7,775,497,138
Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans (1)
As of September 30, 2008, executives had outstanding options on a total of 93,753,518 CPOs, with a weighted-average strike price of approximately US$1.78 per CPO (equivalent to US$17.83 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of September 30, 2008, our executives held 65,617,266 restricted CPOs, representing 0.8% of our total CPOs outstanding.

Derivative Instruments

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.
	October 14	Third quarter		Second quarter
Notional amounts (2)	2008	2008	2007	2008
Equity (1)	963	962	0	961
Foreign-exchange (2) (3)	5,231	8,774	10,124	8,996
Interest-rate	14,925	14,928	4,631	7,220
Estimated aggregate fair market value (2) (3) (4)	(711)	(22)	101	414

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Under Mexican FRS, companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. As of September 30, 2008, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$152 million. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.
___________________________

(1)
Since 2005, CEMEX had recognized a liability in its balance sheet related to its executive stock-option programs, and they are carried based on the estimated fair market value of such options. To hedge this exposure, as of September 30, 2008, we have entered into equity forward contracts covering more than 81 million CPOs.

(2)
Excludes derivatives entered into by financial institutions with certain Special Purpose Entities (“SPEs”) created under various series of our perpetual notes, because the only instance under our control under which the SPEs are entitled to receive or to pay any amount under such derivatives is if we were to elect to defer the coupons on the securities prior to a CEMEX Credit Event, which would be counter to our existing dividend policy, or under specified events of default. Includes fair market value of equity derivatives entered into with financial institutions.

(3)
As of October 14, 2008, the estimated aggregate fair market value of our derivative instruments, including our derivatives entered into by financial institutions with certain Special Purpose Entities (“SPEs”) created under various series of our perpetual notes was (US$647) million. The fair market value loss of approximately US$711 million includes a loss of approximately US$366 million of mark-to-market related to the closing out of US$2,909 notional amount of foreign-exchange derivatives related to our net asset position in our foreign subsidiaries and has no further downside.

(4)
As of October 14, 2008, cash on hand was US$945 million, of which US$385 million is being held as cash collateral by banks with respect to our estimated aggregate fair market value. Cash collateral amounts are recognized within cash and temporary investments when we have the election to release such amounts through the use of stand-by letters of credit. There is an additional US$70 million in cash collateral that has been posted as margin but is not part of our cash on hand.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 3
and other important disclosures.

Other Activities

CEMEX status on Austrian and Hungarian operations

CEMEX has reached an agreement to sell its Austrian and Hungarian operations to Strabag SE, one of Europe's leading construction and building materials groups. Closing of the sale is subject to approval of antitrust authorities in both countries.

We expect the sale of the Austrian operations to be completed during the fourth quarter of this year. Proceeds from the sale will be used to reduce debt.

With respect to the Hungarian operations, we expect the transaction to be closed sometime early next year.

CEMEX explores sale of its Australian concrete pipes and products assets

On August 6, 2008, CEMEX announced that it is exploring the sale of certain assets in Australia. The proceeds from the potential asset sale will be used for debt reduction.

The assets being considered for sale operate under the Humes brand name and consist of 16 concrete pipe and product manufacturing facilities located throughout Australia. Humes sold over 580,000 tonnes of product in 2007, generating revenues of approximately A$255 million.

CEMEX has mandated Merrill Lynch as its financial advisor in connection with the sales process.

CEMEX Venezuela nationalization

On August 18, 2008, CEMEX announced that PDVSA would proceed to take operational control of the plants of CEMEX Venezuela on behalf of the Government of Venezuela.

On August 20, 2008, CEMEX announced that it will submit a complaint seeking international arbitration before the International Center for Settlement of Investment Disputes following the Venezuelan Government's confiscation of assets, deprivation of rights of CEMEX Venezuela, as well as the initiation of the expropriation of CEMEX's business, in the event no satisfactory solution is reached by October.

CEMEX has always been open to engage in dialogue with the Government of Venezuela and continues to continue to seek an equitable resolution for all parties.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 4
and other important disclosures.

Operating Results

Mexico

CEMEX’s domestic cement volumes in Mexico decreased 5% during the quarter versus the same period last year, while ready-mix volumes decreased 3% over the same period. For the first nine months of the year, cement and ready-mix volumes decreased 4% and 8%, respectively, versus the comparable periods a year ago.

During the quarter, the infrastructure sector experienced a trend improvement. On the other hand, the formal residential sector had a slower performance due to the volatility in the economic environment, also affecting the self-construction sector. In addition, adverse weather conditions throughout the country affected volumes during the quarter.

United States

Cement, ready-mix, and aggregates volumes for CEMEX’s operations in the United States decreased 19%, 36%, and 39%, respectively, during the third quarter versus the same period last year. For the first nine months of the year, cement and ready-mix volumes decreased 10% and 2%, respectively, and aggregates volumes increased 19% versus the comparable period last year. We continue facing a very challenging economic environment, as the prolonged downturn in the residential sector has led to a financial crisis and tight credit conditions, which are negatively affecting all segments of the construction sector. While nominal spending is up in the industrial-and-commercial sector, contract awards continue to fall by double-digit figures, reflecting the continued decline in the residential sector and tighter credit conditions. In addition, the public sector continues to see increases in construction put in place in nominal terms, but these increases have been fully offset by input-cost inflation. On a like-to-like basis for the ongoing operations, cement, ready-mix, and aggregates volumes decreased 18%, 30%, and 31%, respectively, for the quarter versus the same period last year. For the first nine months of the year, and on a like-to-like basis, cement, ready-mix, and aggregates volumes decreased 20%, 29%, and 28%, respectively, versus the first nine months of last year.

Nominal construction spending for the first eight months of the year in the residential sector decreased 29%, while housing starts decreased 31% versus the comparable period last year. Public-sector nominal construction spending put in place increased 10% for the first eight months of 2008, spending for streets and highways was up 4%, and other public spending was up 12% versus the same period in 2007. Adjusting for input-cost inflation, highway spending through August decreased 4% versus the same period last year. Construction put in place in the industrial-and-commercial sector increased 18% in nominal terms during the first eight months of the year versus the comparable period of last year. New project work, however, has declined as contract awards in real terms declined 25% through August versus the comparable period in 2007.

Domestic cement prices decreased 2% during the third quarter versus the same period last year. Ready-mix and aggregates prices decreased 2% and increased 11%, respectively, during the quarter versus the same period last year.

Spain

Cement volumes for our Spanish operations decreased 33% during the third quarter of 2008 compared with the same period last year. Ready-mix volumes decreased 26% during the quarter versus the comparable period a year ago. For the first nine months of the year, cement volumes decreased 25% and ready-mix volumes declined by 21% versus the same period in 2007.
The decline in volumes for the quarter was mainly driven by the continued decline in the residential sector, which has negatively affected other demand sectors. Activity from the infrastructure and non-residential sectors continues to fall as economic conditions in the country worsen. In addition, tighter lending policies have also affected the initiation of new projects.
Domestic cement prices increased 11% and 4%, in US-dollar and euro terms, respectively, for the third quarter versus the same period last year.

United Kingdom

Our UK operations’ cement volumes decreased 19% during the quarter versus the same period in 2007. Ready-mix volumes decreased 26% for the third quarter versus the comparable period last year. Aggregates volumes decreased 11% during the quarter versus the same period of last year. On a like-to-like basis, our ready-mix volumes, adjusted for the divestments made during 2007, decreased 21% during the quarter versus the comparable period in 2007. For the first nine months of the year, cement volumes decreased 13%, ready-mix volumes decreased 18% — 13% adjusting for the ongoing operations — and aggregates volumes decreased 7% versus the same period last year. Overall economic conditions in the country continue to worsen, negatively affecting construction spending, as no particular sector in construction is experiencing growth.

Prices for domestic cement remained flat in US-dollar terms and increased 9% in British-pound terms during the quarter versus the comparable period in 2007. Ready-mix prices increased 1% in US-dollar terms and 10% in British-pound terms during the quarter versus the same period last year. Aggregates prices remained flat in US-dollar terms and increased 8% in British-pound terms during the quarter versus the comparable period in 2007.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 5
and other important disclosures.

Operating Results

Rest of Europe

In CEMEX’s operations in France, ready-mix and aggregates volumes decreased 1% and 6%, respectively, during the quarter versus the comparable period last year. For the first nine months of the year, ready-mix and aggregates volumes increased 3% and decreased 1%, respectively, versus the same period in 2007. On a like-to-like basis for the ongoing operations, ready-mix volumes increased 2% during the first nine months of the year versus the comparable periods in 2007. Prices for ready-mix and aggregates in euro terms increased 6% and 8%, respectively, during the quarter versus the comparable period last year. The infrastructure sector started to soften towards the second half of the year.

In Germany, our domestic cement volumes increased 10% during the third quarter and 5% during the first nine months of the year versus the comparable periods in 2007. Domestic cement prices increased 15% in US-dollar terms and 8% in euro terms during the quarter compared with the same period of last year. The non-residential and infrastructure sectors continue to drive demand in the country. The residential sector continues its downward trend, as tighter credit conditions have negatively affected the number of construction permits in the sector.

For the Rest of Europe region as a whole, cement volumes decreased 3% for the third quarter and 2% for the first nine months of the year versus the comparable periods last year. The weighted-average domestic cement price for the region increased 21% in US-dollar terms for the quarter versus the same period last year.

South/Central America and the Caribbean

In CEMEX’s operations in Colombia, domestic cement volumes decreased 2% during the quarter and remained flat during the first nine months of the year versus the comparable periods last year. The main drivers of cement demand in the country were middle and high-income housing and nonresidential construction.

Domestic cement volumes in the region as a whole decreased 20% during the quarter and 5% during the first nine months of the year versus the comparable periods of 2007. Average cement prices in US-dollar terms increased 18% during the third quarter versus the same period last year.

Africa and the Middle East

In CEMEX’s operations in Egypt, cement volumes increased 3% during the quarter and 2% during the first nine months of the year versus the comparable periods of 2007. The main driver of cement demand in the country continues to be the residential sector, mainly from the private sector.

Domestic cement volumes in the region as a whole increased 3% during the third quarter and 2% for the first nine months of 2008 versus the same periods of last year, while average cement prices in US-dollar terms increased 30% during the quarter versus the comparable period in 2007.

Asia and Australia

In CEMEX’s operations in Australia domestic ready-mix and aggregates increased 5% and 8%, respectively, during the third quarter versus the comparable period of 2007. For the first nine months of the year, ready-mix volumes increased 11% and aggregates volumes increased 8% versus the comparable period last year. The commercial and infrastructure sectors continue to be the main drivers of demand in the country.

In the Philippines, our domestic cement volumes increased 6% during the third quarter and decreased 2% for the first nine months of 2008 compared with the same periods in 2007. Higher volumes during the quarter are attributable to positive developments in private construction and releases of public funds for infrastructure spending. Year-to-date volumes were lower due to higher cost of construction materials which have negatively affected construction spending.

Cement volumes in the region as a whole increased 8% during the quarter and remained flat for the first nine months of the year versus the comparable periods of last year. Average cement prices in US-dollar terms increased 8% during the quarter versus the same period last year.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 6
and other important disclosures.

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - September			Third quarter
INCOME STATEMENT	2008	2007	% Var.	2008	2007	% Var.
Net Sales	17,479,594	15,595,283	12%	5,787,399	6,101,213	(5%)
Cost of Sales	(11,874,556)	(10,237,879)	16%	(3,857,369)	(4,083,858)	(6%)
Gross Profit	5,605,038	5,357,404	5%	1,930,030	2,017,354	(4%)
Selling, General and Administrative Expenses	(3,438,552)	(3,014,834)	14%	(1,111,602)	(1,077,545)	3%
Operating Income	2,166,486	2,342,569	(8%)	818,428	939,809	(13%)
Other Expenses, Net	164,368	(131,194)	N/A	15,061	(28,032)	N/A
Operating Income After Other Expenses, Net	2,330,854	2,211,375	5%	833,489	911,777	(9%)
Financial Expenses	(700,029)	(503,979)	39%	(196,860)	(282,047)	(30%)
Financial Income	28,359	53,556	(47%)	8,913	18,912	(53%)
Exchange Gain (Loss), Net	(163,897)	36,105	N/A	(211,631)	11,981	N/A
Monetary Position Gain (Loss)	39,098	312,356	(87%)	7,055	112,527	(94%)
Gain (Loss) on Financial Instruments	(288,606)	73,897	N/A	(271,499)	152,073	N/A
Total Comprehensive Financing (Cost) Income	(1,085,075)	(28,065)	3766%	(664,021)	13,446	N/A
Net Income Before Income Taxes	1,245,779	2,183,310	(43%)	169,468	925,223	(82%)
Income Tax	(191,537)	(371,173)	(48%)	(15,666)	(157,218)	(90%)
Net Income Before Participation
of Uncons. Subs. and Ext. Items	1,054,242	1,812,137	(42%)	153,802	768,005	(80%)
Participation in Unconsolidated Subsidiaries	69,710	91,314	(24%)	30,838	48,689	(37%)
Consolidated Net Income	1,123,952	1,903,451	(41%)	184,639	816,693	(77%)
Net Income Attributable to Min. Interest	10,577	82,993	(87%)	(15,476)	36,569	N/A
MAJORITY INTEREST NET INCOME	1,113,375	1,820,458	(39%)	200,115	780,124	(74%)

EBITDA	3,609,837	3,421,307	6%	1,302,840	1,360,907	(4%)
Earnings per ADS	1.47	2.46	(40%)	0.26	1.04	(75%)

	As of September 30
BALANCE SHEET	2008	2007	% Var.
Total Assets	49,519,611	48,713,344	2%
Cash and Temporary Investments	1,390,068	1,280,697	9%
Trade Accounts Receivables	1,907,715	2,306,666	(17%)
Other Receivables	948,465	1,044,342	(9%)
Inventories	1,891,546	1,748,293	8%
Other Current Assets	191,247	395,639	(52%)
Current Assets	6,329,041	6,775,636	(7%)
Fixed Assets	22,518,465	21,537,562	5%
Other Assets	20,672,104	20,400,146	1%
Total Liabilities	29,301,436	29,529,040	(1%)
Current Liabilities	8,212,941	6,700,102	23%
Long-Term Liabilities	14,159,970	18,102,284	(22%)
Other Liabilities	6,928,526	4,726,653	47%
Consolidated Stockholders' Equity	20,218,175	19,184,304	5%
Minority Interest and Perpetual Instruments	4,461,972	3,737,531	19%
Stockholders' Equity Attributable to Majority Interest	15,756,200	15,446,774	2%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 7
and other important disclosures.

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms as of September 30, 2008 and in real terms as of December 31, 2007)
	January - September			Third quarter
INCOME STATEMENT	2008	2007	% Var.	2008	2007	% Var.
Net Sales	183,671,692	173,359,254	6%	60,304,699	67,821,899	(11%)
Cost of Sales	(124,775,196)	(113,805,638)	10%	(40,193,781)	(45,396,718)	(11%)
Gross Profit	58,896,496	59,553,616	(1%)	20,110,917	22,425,181	(10%)
Selling, General and Administrative Expenses	(36,131,543)	(33,513,301)	8%	(11,582,898)	(11,978,134)	(3%)
Operating Income	22,764,954	26,040,315	(13%)	8,528,019	10,447,047	(18%)
Other Expenses, Net	1,727,147	(1,458,372)	N/A	156,936	(311,609)	N/A
Operating Income After Other Expenses, Net	24,492,100	24,581,942	(0%)	8,684,956	10,135,438	(14%)
Financial Expenses	(7,355,748)	(5,602,293)	31%	(2,051,281)	(3,135,275)	(35%)
Financial Income	297,992	595,334	(50%)	92,876	210,230	(56%)
Exchange Gain (Loss), Net	(1,722,196)	401,346	N/A	(2,205,196)	133,182	N/A
Monetary Position Gain (Loss)	410,833	3,472,191	(88%)	73,516	1,250,860	(94%)
Gain (Loss) on Financial Instruments	(3,032,607)	821,446	N/A	(2,829,018)	1,690,467	N/A
Total Comprehensive Financing (Cost) Income	(11,401,727)	(311,976)	3555%	(6,919,104)	149,464	N/A
Net Income Before Income Taxes	13,090,373	24,269,967	(46%)	1,765,852	10,284,902	(83%)
Income Tax	(2,012,628)	(4,126,009)	(51%)	(163,238)	(1,747,661)	(91%)
Net Income Before Participation
of Uncons. Subs. and Ext. Items	11,077,745	20,143,957	(45%)	1,602,614	8,537,241	(81%)
Participation in Unconsolidated Subsidiaries	732,493	1,015,057	(28%)	321,329	541,228	(41%)
Consolidated Net Income	11,810,238	21,159,014	(44%)	1,923,942	9,078,469	(79%)
Net Income Attributable to Min. Interest	111,136	922,560	(88%)	(161,260)	406,505	N/A
MAJORITY INTEREST NET INCOME	11,699,102	20,236,454	(42%)	2,085,202	8,671,964	(76%)

EBITDA	37,931,364	38,031,712	(0%)	13,575,591	15,128,025	(10%)
Earnings per ADS	16.02	26.89	(40%)	2.81	11.37	(75%)

	As of September 30
BALANCE SHEET	2008	2007	% Var.
Total Assets	541,249,346	541,504,061	(0%)
Cash and Temporary Investments	15,193,440	14,236,394	7%
Trade Accounts Receivables	20,851,329	25,641,211	(19%)
Other Receivables	10,366,721	11,609,047	(11%)
Inventories	20,674,597	19,434,254	6%
Other Current Assets	2,090,335	4,397,975	(52%)
Current Assets	69,176,422	75,318,881	(8%)
Fixed Assets	246,126,823	239,414,422	3%
Other Assets	225,946,101	226,770,757	(0%)
Total Liabilities	320,264,699	328,248,760	(2%)
Current Liabilities	89,767,442	74,479,228	21%
Long-Term Liabilities	154,768,471	201,227,420	(23%)
Other Liabilities	75,728,785	52,542,113	44%
Consolidated Stockholders' Equity	220,984,648	213,255,300	4%
Minority Interest and Perpetual Instruments	48,769,356	41,546,894	17%
Stockholders' Equity Attributable to Majority Interest	172,215,265	171,708,406	0%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 8
and other important disclosures.

Operating Summary per Country

In thousands of U.S. dollars

	January - September			Third quarter
NET SALES	2008	2007	% Var.	2008	2007	% Var.
Mexico	3,037,666	2,842,846	7%	1,047,725	950,239	10%
U.S.A.	3,715,358	3,474,613	7%	1,221,456	1,698,388	(28%)
Spain	1,347,055	1,594,380	(16%)	369,940	502,473	(26%)
United Kingdom	1,422,827	1,584,440	(10%)	445,580	550,128	(19%)
Rest of Europe	3,478,854	3,044,839	14%	1,191,856	1,102,479	8%
South / Central America and Caribbean	1,650,531	1,493,976	10%	503,887	525,933	(4%)
Africa and Middle East	794,246	557,095	43%	295,450	198,177	49%
Asia and Australia	1,657,008	721,875	130%	564,205	508,893	11%
Others and intercompany eliminations	376,050	281,218	34%	147,300	64,502	128%
TOTAL	17,479,594	15,595,283	12%	5,787,399	6,101,213	(5%)

GROSS PROFIT
Mexico	1,531,521	1,450,665	6%	531,882	475,856	12%
U.S.A.	791,381	1,087,068	(27%)	227,727	498,860	(54%)
Spain	471,462	560,765	(16%)	134,675	173,053	(22%)
United Kingdom	316,735	445,972	(29%)	96,712	151,684	(36%)
Rest of Europe	929,302	809,194	15%	357,781	328,372	9%
South / Central America and Caribbean	663,311	648,982	2%	193,088	234,487	(18%)
Africa and Middle East	248,107	168,398	47%	95,417	62,167	53%
Asia and Australia	527,645	201,461	162%	180,865	120,056	51%
Others and intercompany eliminations	125,575	(15,101)	N/A	111,883	(27,181)	N/A
TOTAL	5,605,038	5,357,404	5%	1,930,030	2,017,354	(4%)

OPERATING INCOME
Mexico	1,030,091	910,804	13%	363,466	294,225	24%
U.S.A.	61,114	551,434	(89%)	8,943	287,657	(97%)
Spain	330,694	410,602	(19%)	93,291	126,373	(26%)
United Kingdom	(64,199)	(20,024)	(221%)	(20,178)	(3,950)	(411%)
Rest of Europe	277,456	202,728	37%	127,929	111,627	15%
South / Central America and Caribbean	423,115	392,552	8%	127,283	142,492	(11%)
Africa and Middle East	191,964	114,999	67%	75,783	41,699	82%
Asia and Australia	223,088	119,262	87%	76,758	68,163	13%
Others and intercompany eliminations	(306,837)	(339,787)	10%	(34,848)	(128,478)	73%
TOTAL	2,166,486	2,342,569	(8%)	818,428	939,809	(13%)

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 9
and other important disclosures.

Operating Summary per Country

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

	January - September			Third quarter
EBITDA	2008	2007	% Var.	2008	2007	% Var.
Mexico	1,164,026	1,037,113	12%	408,359	336,237	21%
U.S.A.	572,813	839,911	(32%)	175,923	419,609	(58%)
Spain	412,033	477,343	(14%)	120,833	149,083	(19%)
United Kingdom	49,610	94,535	(48%)	17,431	33,756	(48%)
Rest of Europe	456,427	368,850	24%	188,879	167,189	13%
South / Central America and Caribbean	538,840	508,850	6%	161,274	183,849	(12%)
Africa and Middle East	224,545	140,231	60%	87,013	50,416	73%
Asia and Australia	280,937	151,037	86%	95,154	89,476	6%
Others and intercompany eliminations	(89,393)	(196,563)	(55%)	47,974	(68,708)	N/A
TOTAL	3,609,837	3,421,307	6%	1,302,840	1,360,907	(4%)

EBITDA MARGIN
Mexico	38.3%	36.5%		39.0%	35.4%
U.S.A.	15.4%	24.2%		14.4%	24.7%
Spain	30.6%	29.9%		32.7%	29.7%
United Kingdom	3.5%	6.0%		3.9%	6.1%
Rest of Europe	13.1%	12.1%		15.8%	15.2%
South / Central America and Caribbean	32.6%	34.1%		32.0%	35.0%
Africa and Middle East	28.3%	25.2%		29.5%	25.4%
Asia and Australia	17.0%	20.9%		16.9%	17.6%
CONSOLIDATED MARGIN	20.7%	21.9%		22.5%	22.3%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 10
and other important disclosures.

Volume Summary

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

	January - September			Third quarter
	2008	2007	% Var.	2008	2007	% Var.
Consolidated cement volume	61,587	66,075	(7%)	20,052	22,832	(12%)
Consolidated ready-mix volume	59,598	58,795	1%	19,938	23,267	(14%)
Consolidated aggregates volume	186,823	155,553	20%	63,344	72,405	(13%)

Per-country volume summary

	January - September		Third quarter		Third quarter 2008 Vs.
DOMESTIC CEMENT VOLUME	2008 Vs. 2007		2008 Vs. 2007		Second quarter 2008
Mexico	(4%)		(5%)		(4%)
U.S.A.	(10%)		(19%)		(5%)
Spain	(25%)		(33%)		(18%)
United Kingdom	(13%)		(19%)		(12%)
Rest of Europe	(2%)		(3%)		(6%)
South / Central America and Caribbean	(5%)		(20%)		(24%)
Africa and Middle East	2%		3%		8%
Asia and Australia	0%		8%		(2%)

READY-MIX VOLUME
Mexico	(8%)		(3%)		7%
U.S.A.	(2%)		(36%)		(11%)
Spain	(21%)		(26%)		(13%)
United Kingdom	(18%)		(26%)		(9%)
Rest of Europe	1%		(3%)		(5%)
South / Central America and Caribbean	(2%)		(17%)		(19%)
Africa and Middle East	2%		3%		3%
Asia and Australia	119%		(1%)		(4%)

AGGREGATES VOLUME
Mexico	16%		22%		9%
U.S.A.	19%		(39%)		(10%)
Spain	(23%)		(23%)		(6%)
United Kingdom	(7%)		(11%)		(7%)
Rest of Europe	1%		(1%)		(1%)
South / Central America and Caribbean	11%		(0%)		(13%)
Africa and Middle East	N/A		N/A		2%
Asia and Australia	160%		6%		(1%)

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 11
and other important disclosures.

Price Summary

Variation in US Dollars
	January - September	Third quarter	Third quarter 2008 Vs.
DOMESTIC CEMENT PRICE	2008 Vs. 2007	2008 Vs. 2007	Second quarter 2008
Mexico	8%	10%	1%
U.S.A.	(1%)	(2%)	(1%)
Spain	17%	11%	(6%)
United Kingdom	5%	0%	(4%)
Rest of Europe (*)	30%	21%	(4%)
South / Central America and Caribbean (*)	15%	18%	5%
Africa and Middle East (*)	29%	30%	4%
Asia and Australia (*)	12%	8%	(1%)

READY-MIX PRICE
Mexico	8%	9%	(0%)
U.S.A.	(1%)	(2%)	(0%)
Spain	18%	11%	(5%)
United Kingdom	5%	1%	(4%)
Rest of Europe (*)	21%	15%	(6%)
South / Central America and Caribbean (*)	15%	10%	(3%)
Africa and Middle East (*)	37%	45%	7%
Asia and Australia (*)	37%	16%	(4%)

AGGREGATES PRICE
Mexico	14%	15%	3%
U.S.A.	10%	11%	0%
Spain	21%	10%	(11%)
United Kingdom	3%	(0%)	(5%)
Rest of Europe (*)	16%	11%	(7%)
South / Central America and Caribbean (*)	22%	14%	(1%)
Africa and Middle East (*)	N/A	N/A	3%
Asia and Australia (*)	28%	11%	(6%)

(*) Volume weighted-average price.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 12
and other important disclosures.

Price Summary

Variation in Local Currency
	January - September	Third quarter	Third quarter 2008 Vs.
DOMESTIC CEMENT PRICE	2008 Vs. 2007	2008 Vs. 2007	Second quarter 2008
Mexico	3%	4%	2%
U.S.A.	(1%)	(2%)	(1%)
Spain	3%	4%	(1%)
United Kingdom	8%	9%	1%

READY-MIX PRICE
Mexico	4%	3%	(0%)
U.S.A.	(1%)	(2%)	(0%)
Spain	4%	3%	(1%)
United Kingdom	7%	10%	2%

AGGREGATES PRICE
Mexico	9%	9%	3%
U.S.A.	10%	11%	0%
Spain	7%	3%	(7%)
United Kingdom	6%	8%	1%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 13
and other important disclosures.

Definition of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards (“Mexican FRS”), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter in 2008 using the average MXN/US$ exchange rate for each quarter, and the constant Mexican peso amounts at the end of each quarter in 2007 using the end-of-period MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for third quarter 2008 and third quarter 2007 are 10.93 and 10.94 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader’s convenience. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of September 30, 2008, and September 30, 2007, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2008 and end-of-period exchange rates for 2007 provided below.

In accordance with Mexican FRS, CEMEX suspended the restatement of its consolidated amounts into constant pesos at the reporting date as of December 31, 2007, the last date on which inflationary accounting for the consolidated financial statements was applied. Under Mexican FRS, during the transition period, all comparative financial statements of prior periods should be presented in constant pesos as of December 31, 2007. Accordingly, to convert September 30, 2007, US-dollar consolidated figures to Mexican pesos as reported on September 30, 2008, it is necessary to first convert the September 30, 2007, US-dollar consolidated figures to Mexican pesos using the MXN/US$ closing exchange rate as of September 30, 2007, of 10.94 Mexican pesos per US dollar, provided below, and then multiply the resulting amount by 1.055, the inflation-rate factor between September 30, 2007, and December 31, 2007.

	September 30
Exchange rate	2008	2007
Mexican peso	10.93	10.94
Euro	0.711	0.701
British pound	0.562	0.489
Amounts provided in units of local currency per US dollar.
Breakdown of regions

The South/Central America and Caribbean region includes CEMEX’s operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela (through July 31, 2008), as well as trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia and Australia region includes operations in Australia, Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

CEMEX Credit Event under the perpetual notes is a bankruptcy, payment cross-default, cross-acceleration in excess of US$10 million, repudiation, moratorium, or restructuring of CEMEX.

EBITDA equals operating income plus depreciation and operating amortization.

Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards (please refer to footnote 2 on the second page of this report for further details).

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months.

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months (refer to footnote 1 on the second page of this report for further details) in accordance with our contractual obligations under our loan facilities.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 777.4 million for third quarter 2008, 762.4 million for year-to-date 2008, 750.9 million for third quarter 2007, and 740.7 million for the first nine months in 2007.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 14
and other important disclosures.

Definition of Terms and Disclosures

Effects of the consolidation of Rinker on our financial statements

For accounting purposes, the acquisition of Rinker was effective as of July 1, 2007. Our consolidated income statement for the nine-month period ended September 30, 2007, presented elsewhere in this quarterly report, include Rinker’s results of operations for the three-month period ended September 30, 2007.

At September 30, 2008, CEMEX has completed the allocation of the purchase price of Rinker of approximately US$14,248 million, including direct acquisition costs, to the fair values of the assets acquired and liabilities assumed. As part of this allocation process, CEMEX identified intangible assets for an aggregate amount of approximately US$3,125 million related to extraction permits, trade names, and customer relationships, of which intangible assets of approximately US$2,226 million have a weighted-average useful life of approximately 20 years, while extraction permits of approximately US$900 million were identified as having indefinite useful life. Goodwill related to the Rinker acquisition, at September 30, 2008, amounts to approximately US$8,806 million.

Sale of emission allowances

CEMEX, as a cement producer, is involved in the European Union Emission Trading Scheme (“EU ETS”), which aims to reduce carbon-dioxide emissions (“CO2”). Under this directive, governments of the European Union (“EU”) countries grant CO2 emission allowances (“EUAs”). Considering that EUAs are interchangeable among all EU countries, CEMEX manages its portfolio of EUAs held on a consolidated basis for its cement production operations in the EU. We are on the second phase of the EU ETS, comprising years 2008 to 2012.

In connection with the EU ETS, as a combined result of our increased use of alternative fuels and our production forecasts for the full second phase in our European region, during the third quarter we sold a consolidated surplus of 2.9 million EUAs for approximately US$116 million. According to our policy, these revenues are viewed as a reduction of our consolidated cost of sales and are presented within our "Spain" and “Others” segment.

Impairment testing

Goodwill and other intangible assets of indefinite life are tested for impairment once a year during the last quarter, or whenever a significant adverse event occurs. An impairment loss, which results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets, is recorded in the income statement for the period during which such determination is made as part of other expenses, net.

The recent global economic turmoil which has strengthened during the last week, and which may be viewed as an event triggering the need for impairment testing, coincides in date with our customary annual impairment testing process. As such, according to our business plans for the following years, we have just initiated the determination of the projected discounted cash flows of our reporting units and other intangible assets.

Even though our U.S. reporting unit has experienced the greatest downturn, at this stage we cannot estimate whether or not we may generate an impairment loss in this or other of our reporting units, or if any loss occurs, the amount that it would be. Final impairment testing results will strongly depend on how the global economic turmoil and stock markets evolve toward the end of the year.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology,	Page 15
and other important disclosures.